FORM 18-K
For Foreign Government and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NOVA SCOTIA
(CANADA)

(Name of Registrant)

Date at end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amount as to	Name of
	which registration	exchanges on
Title of Issue	is effective	which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

WILLIAM BRIAN SCHUMACHER
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020-1175

HOWARD C. WINDSOR Deputy Minister of Finance Province of Nova Scotia P.O. Box 187 Halifax, Nova Scotia B3J 2N3	ROBERT L. KOHL DAVID LANDAU Katten Muchin Zavis Rosenman 575 Madison Avenue New York, New York 10022-2585

*	The Registrant is filing this Annual Report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
PROVINCE OF NOVA SCOTIA DESCRIPTION
PUBLIC ACCOUNTS FOR FISCAL YEAR 2001-2002

SIGNATURE
EXHIBIT INDEX
PROVINCE OF NOVA SCOTIA DESCRIPTION
PUBLIC ACCOUNTS FOR FISCAL YEAR 2001-2002

The information set forth below is to be furnished:

(1)	In respect of each issue of securities of the Registrant registered, a brief statement as to:

(a)	The general effect of any material modification, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

(2)	A statement as of the close of the last fiscal year of the Registrant giving the total outstanding of:

(a)	Internal funded debt of the Registrant. (Total to be stated in the currency of the Registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 33 to 38 of Exhibit 1 hereto.

(b)	External funded debt of the Registrant (Totals to be stated in respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 33 to 38 of Exhibit 1 hereto.

(3)	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Registrant outstanding as of the close of the last fiscal year of the Registrant.

     Reference is made to Table VI of Exhibit 1 hereto.

(4)	(a)	As to each issue of securities of the Registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Registrant.

Not applicable.

(2)	Total estimated amount held by nationals of the Registrant (or if Registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Registrant to reacquire such securities.

Not applicable.

(5)	A statement as of the close of the last fiscal year of the Registrant giving the estimated total of:

(a)	Internal floating indebtedness of the Registrant. (Total to be stated in the currency of the Registrant.)

Reference is made to Table VI of Exhibit 1 hereto.

(b)	External floating indebtedness of the Registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to Table VI of Exhibit 1 hereto.

(6)	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Registrant for each fiscal year of the Registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonablely informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 27 to 30 of Exhibit 1 hereto.

(7)	(a)	If any foreign exchange control, not previously reported, has been established by the Registrant (or if the Registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

This Annual Report comprises:

(a)	The cover page and pages numbered 2 to 5 consecutively.

(b)	The following exhibits:

(1)	Province of Nova Scotia Description, dated as of December 31, 2002.

(2)	Public Accounts for the fiscal year 2001-2002, Volume 1, pages 1 to 46.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Government and Political Subdivisions thereof.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, as of the 31st day of December, 2002.

PROVINCE OF NOVA SCOTIA

/s/ Howard C. Windsor

BY HOWARD C. WINDSOR Deputy Minister of Finance

EXHIBIT INDEX

Descriptions

Current Province of Nova Scotia Description (including financial statements for the Province of Nova Scotia for the years ended March 31, 1999-2002)

Public Accounts for the fiscal year 2001-2002, Volume 1, pages 1-46

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